UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Jiang Liwei

PW Medtech Group Limited

1002–1003, Block C, Focus Square

No. 6 Futong East Avenue

Wangjing, Chaoyang District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,521,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,521,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,521,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 37,265,291 Ordinary Shares issued and outstanding as of August 27, 2018 as provided in the Issuer’s Form 6-K filed on August 27, 2018.

2

CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,925,454 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,925,454 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,454 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 37,265,291 Ordinary Shares issued and outstanding as of August 27, 2018 as provided in the Issuer’s Form 6-K filed on August 27, 2018.

3

CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,925,454 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,925,454 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,454 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on 37,265,291 Ordinary Shares issued and outstanding as of August 27, 2018 as provided in the Issuer’s Form 6-K filed on August 27, 2018.

4

Introduction

This Amendment No.1 to Schedule 13D (this “Amendment No.1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018 (the “Original Schedule 13D”, as amended and supplemented by this Amendment No.1, the “Schedule 13D”) by each of PW Medtech Group Limited, Cross Mark Limited, and Ms. Liu Yufeng (the “Reporting Persons”) and relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

This Amendment No.1 is being filed to report a share purchase agreement dated August 24, 2018 (the “Share Purchase Agreement”), entered into between PWM and the Issuer.

Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have the means ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Pursuant to the Share Purchase Agreement, the Issuer shall issue and sell to PWM and PWM shall purchase from the Issuer 800,000 Ordinary Shares (the “Additional CBPO Shares”) at a price of US$100.9 per Ordinary Share. PWM will obtain the funds used to acquire the Additional CBPO Shares from bank financing.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the CBPO Shares and the Additional CBPO Shares reported herein for investment purposes. The Reporting Persons may, subject to the terms of the Share Exchange Agreement, the Share Purchase Agreement and the Investor Rights Agreement (as defined below), from time to time, make additional purchases of Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above and subject to the terms of the Investor Rights Agreement, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

5

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The information set forth in Item 6 is hereby incorporated by reference in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

Share Purchase Agreement

On August 24, 2018, the Issuer and PWM entered into the Share Purchase Agreement, pursuant to which PWM subscribed for the Additional CBPO Shares at a price of US$100.9 per Ordinary Share with a total consideration of US$80.72 million.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement dated January 10, 2018 by the Reporting Persons (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed by the Reporting Persons on January 10, 2018)

Exhibit 2

Share Exchange Agreement by and between the Issuer and PWM dated October 12, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on October 13, 2017)

Exhibit 3

Amendment No. 1 to the Share Exchange Agreement, dated as of December 29, 2017, by and between the Issuer and PWM (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on December 29, 2017)

Exhibit 4	Investor Rights Agreement by and between the Issuer and PWM dated January 1, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on January 3, 2018)

Exhibit 5	Share Purchase Agreement by and between the Issuer and PWM dated August 24, 2018 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on August 27, 2018)

6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2018

PW MEDTECH GROUP LIMITED

By:	/s/ Jiang Liwei
	Name:	Jiang Liwei
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

7